UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2015

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Relevant Information dated November 25, 2015

RELEVANT INFORMATION

Bogotá, November 23, 2015. Pursuant to the authorization issued by the Superintendency of Finance, Grupo Aval Acciones y Valores S.A. (hereinafter referred to as “Grupo Aval” or the “Company”) has submitted the following documents*: (i) opening separate statement of financial position as of January 1, 2014 and (ii) separate financial statements for the period ended June 30, 2015.

The above mentioned submission took place in order to reflect certain amendments made in the financial statements of some affiliates of Grupo Aval, which gave rise to the following differences in Grupo Aval’s equity reconciliation of the Company with respect to the figures previously submitted to the Superintendency of Finance on August 31, 2015:

-	Adjustment in the equity reconciliation informed in the opening separate statement of financial position as of January 1, 2014 to Ps. 21,569,936,170,263 (approximately US$7.02 billion) representing a Ps. 2,104,741,522,120 decrease (approximately US$0.68 billion), and

-	Adjustment in the equity reconciliation informed in the separate financial statements for the period ended June 30, 2015 to Ps. 25,483,512,261,914 (approximately US$8.29 billion) representing a Ps. 1,040,344,535,313 decrease (approximately US$0.34 billion).

* The opening separate statement of financial position as of January 1, 2014 and the separate financial statements for the period ended June 30, 2015 submitted to the Superintendence of Finance are prepared in accordance with IFRS as applicable under Colombian regulations which differs in certain aspects from IFRS as currently issued by the IASB. The consolidated financial information reported by the Company on its quarterly presentations is prepared in accordance with IFRS as currently issued by the IASB.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2015

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel